As filed with the Securities and Exchange Commission

on December 3, 2021

Registration No. 333-251816

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ] Pre-Effective Amendment No.  ______

[X] Post-Effective Amendment No.  _2_

Fidelity Magellan Fund

 (Exact Name of Registrant as Specified in Charter)

Registrant’s Telephone Number: 617-563-7000

245 Summer Street, Boston, Massachusetts 02210

(Address of Principal Executive Offices)

Cynthia Lo Bessette, Secretary and Chief Legal Officer 245 Summer Street Boston, Massachusetts 02210 (Name and Address of Agent for Service) EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely to file as an exhibit the final opinion of Dechert LLP supporting the tax consequences of the reorganization (Exhibit 12 to Item 16) of this Registration Statement on Form N-14.

The Proxy Statement/Prospectus is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on February 16, 2021 (SEC accession number 0001193125-21-044952). The Statement of Additional Information is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on February 16, 2021 (SEC accession number 0001193125-21-044952).

PART C.	OTHER INFORMATION

Item 15.	Indemnification

Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Trust shall indemnify any present or past trustee or officer to the fullest extent permitted by law against liability, and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding in which he or she is involved by virtue of his or her service as a trustee or officer and against any amount incurred in settlement thereof. Indemnification will not be provided to a person adjudged by a court or other adjudicatory body to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties (collectively, “disabling conduct”), or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust. In the event of a settlement, no indemnification may be provided unless there has been a determination, as specified in the Declaration of Trust, that the officer or trustee did not engage in disabling conduct.

Pursuant to Section 11 of the Distribution Agreement, the Trust agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees incurred in connection therewith) arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements not misleading under the 1933 Act, or any other statute or the common law. However, the Trust does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Trust by or on behalf of the Distributor. In no case is the indemnity of the Trust in favor of the Distributor or any person indemnified to be deemed to protect the Distributor or any person against any liability to the Issuer or its security holders to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

Pursuant to the agreement by which Fidelity Investments Institutional Operations Company LLC (“FIIOC”) is appointed transfer agent, the Registrant agrees to indemnify and hold FIIOC harmless against any losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from:

(1) any claim, demand, action or suit brought by any person other than the Registrant, including by a shareholder, which names FIIOC and/or the Registrant as a party and is not based on and does not result from FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties, and arises out of or in connection with FIIOC’s performance under the Transfer Agency Agreement; or

(2) any claim, demand, action or suit (except to the extent contributed to by FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties) which results from the negligence of the Registrant, or from FIIOC’s acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of FIIOC’s acting in reliance upon advice reasonably believed by FIIOC to have been given by counsel for the Registrant, or as a result of FIIOC’s acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.	Exhibits

(1)	(1)	Amended and Restated Declaration of Trust, dated October 3, 2001, is incorporated herein by reference to Exhibit (a) of Post-Effective Amendment No. 50.

	(2)	Amendment to the Declaration of Trust, dated June 18, 2008, is incorporated herein by reference to Exhibit (a)(2) of Post-Effective Amendment No. 60.

(2)		Bylaws of the Trust, as amended and dated June 17, 2004, are incorporated herein by reference to Exhibit (b) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 63.

(3)	Not applicable.

(4)	Agreement and Plan of Reorganization between Fidelity Financial Trust: Fidelity Independence Fund and Fidelity Magellan Fund: Fidelity Magellan Fund is incorporated herein by reference to Exhibit 1 to the Proxy Statement and Prospectus filed in Post-Effective Amendment No. 1.

(5)	Articles III, X and XI of the Amended and Restated Declaration of Trust, dated October 3, 2001, are incorporated herein by reference to Exhibit (a) of Post-Effective Amendment No. 50; Article VIII of the Certificate of Amendment to the Declaration of Trust, dated June 18, 2008, is incorporated herein by reference to Exhibit (a)(2) of Post-Effective Amendment No. 60; and Articles IV and VI of the Bylaws of the Trust, as amended and dated June 17, 2004, are incorporated herein by reference to Exhibit (b) of Fidelity Summer Street Trust’s (File No. 002-58542) Post-Effective Amendment No. 63.

(6)	(1)	Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Magellan Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(1) of Post-Effective Amendment No. 84.

	(2)	Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Magellan K6 Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(2) of Post-Effective Amendment No. 84.

	(3)	Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Magellan Fund is incorporated herein by reference to Exhibit (d)(21) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

	(4)	Schedule A to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Magellan Fund is incorporated herein by reference to Exhibit (d)(4) of Post-Effective Amendment No. 84.

	(5)	Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Magellan K6 Fund is incorporated herein by reference to Exhibit (d)(43) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

	(6)	Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Magellan K6 Fund is incorporated herein by reference to Exhibit (d)(6) of Post-Effective Amendment No. 84.

	(7)	Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Magellan Fund is incorporated herein by reference to Exhibit (d)(25) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

	(8)	Schedule A to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Magellan Fund is incorporated herein by reference to Exhibit (d)(8) of Post-Effective Amendment No. 84.

	(9)	Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Magellan K6 Fund is incorporated herein by reference to Exhibit (d)(51) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

	(10)	Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Magellan K6 Fund is incorporated herein by reference to Exhibit (d)(10) of Post-Effective Amendment No. 84.

	(11)	Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Magellan Fund is incorporated herein by reference to Exhibit (d)(29) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 235.

	(12)	Schedule A to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Magellan Fund is incorporated herein by reference to Exhibit (d)(12) of Post-Effective Amendment No. 84.

	(13)	Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Magellan K6 Fund is incorporated herein by reference to Exhibit (d)(59) of Fidelity Concord Street Trust’s (File No. 033-15983) Post-Effective Amendment No. 145.

	(14)	Schedule B to the Amended and Restated Sub-Advisory Agreement, dated January 1, 2020, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Magellan K6 Fund is incorporated herein by reference to Exhibit (d)(14) of Post-Effective Amendment No. 84.

(7)	(1)	Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Magellan Fund and Fidelity Distributors Company LLC, on behalf of Fidelity Magellan Fund, is filed is incorporated herein by reference to Exhibit (e)(1) of Post-Effective Amendment No. 84.

	(2)	Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Magellan Fund and Fidelity Distributors Company LLC, on behalf of Fidelity Magellan K6 Fund, is incorporated herein by reference to Exhibit (e)(2) of Post-Effective Amendment No. 84.

	(3)	Form of Selling Dealer Agreement (most recently revised September 2010), is incorporated herein by reference to Exhibit (e)(5) of Fidelity Hereford Street Trust’s (File No. 033-52577) Post-Effective Amendment No. 37.

	(4)	Form of Selling Dealer Agreement for Bank-Related Transactions (most recently revised April 2006), is incorporated herein by reference to Exhibit (e)(6) of Fidelity Hereford Street Trust’s (File No. 033-52577) Post-Effective Amendment No. 37.

	(5)	Form of Bank Agency Agreement (most recently revised November 2014), is incorporated herein by reference to Exhibit (e)(7) of Fidelity Hereford Street Trust’s (File No. 033-52577) Post-Effective Amendment No. 37.

(8)		Amended and Restated Fee Deferral Plan of the Non-Interested Person Trustees of the Fidelity Equity and High Income Funds effective as of September 15, 1995, as amended and restated as of March 1, 2018, is incorporated herein by reference to Exhibit (f) of Fidelity Commonwealth Trust’s (File No. 002-52322) Post-Effective Amendment No. 150.

(9)	(1)	Custodian Agreement, dated January 1, 2007, between State Street Bank and Trust Company and the Registrant is incorporated herein by reference to Exhibit (g)(4) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 72.

(10)	(1)	Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Magellan Fund: Fidelity Magellan Fund is incorporated herein by reference to Exhibit (m)(1) of Post-Effective Amendment No. 84.

	(2)	Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Magellan Fund: Class K is incorporated herein by reference to Exhibit (m)(2) of Post-Effective Amendment No. 84.

	(3)	Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Magellan K6 Fund: Fidelity Magellan K6 Fund is incorporated herein by reference to Exhibit (m)(3) of Post-Effective Amendment No. 84.

	(4)	Amended and Restated Multiple Class of Shares Plan (Equity) pursuant to Rule 18f-3 for Fidelity Funds with Retail, Retirement and/or Advisor Classes, dated March 11, 2020, on behalf of the Fidelity Magellan Fund is incorporated herein by reference to Exhibit (n)(1) of Post-Effective Amendment No. 84.

	(5)	Schedule I (Equity), dated April 1, 2020, to the Amended and Restated Multiple Class of Shares Plan pursuant to Rule 18f-3 for Fidelity Funds with Retail, Retirement and/or Advisor Classes, dated March 11, 2020, on behalf of the Fidelity Magellan Fund is incorporated herein by reference to Exhibit (n)(2) of Post-Effective Amendment No. 84.

(11)	Opinion and consent of counsel Dechert LLP, as to the legality of shares being registered is incorporated herein by reference to Exhibit 11 of Fidelity Magellan Fund’s N-14.

(12)	Opinion and Consent of counsel Dechert LLP, as to tax matters - is filed herein as Exhibit 12.

(13)	Not applicable.

(14)	Consent of PricewaterhouseCoopers LLP, dated February 12, 2021, is incorporated herein by reference to Exhibit (14) of Post-Effective Amendment No. 1.

(15)	Not applicable.

(16)

	(1)	Power of Attorney, dated December 1, 2020, is filed herein as Exhibit 16(1).

	(2)	Power of Attorney, dated January 1, 2021, is filed herein as Exhibit 16(2).

(17)	Not applicable.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant undertakes to file a post-effective amendment to this registration statement upon the closing of the Reorganization described in this Registration Statement that contains an opinion of counsel supporting the tax matters discussed in this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for the effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 3rd day of December 2021.

Fidelity Magellan Fund

By	/s/ Stacie M. Smith
Stacie M. Smith, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

(Signature)		(Title)	(Date)

/s/ Stacie M. Smith		President and Treasurer (Principal Executive Officer)	December 3, 2021
Stacie M. Smith

/s/ John J. Burke III		Chief Financial Officer (Principal Financial Officer)	December 3, 2021
John J. Burke III

/s/ Dennis J. Dirks	*	Trustee	December 3, 2021
Dennis J. Dirks

/s/ Donald F. Donahue	*	Trustee	December 3, 2021
Donald F. Donahue

/s/ Bettina Doulton	*	Trustee	December 3, 2021
Bettina Doulton

/s/ Vicki L. Fuller	*	Trustee	December 3, 2021
Vicki L. Fuller

	*	Trustee
Alan J. Lacy

	*	Trustee
Ned C. Lautenbach

/s/ Patricia L. Kampling	*	Trustee	December 3, 2021
Patricia L. Kampling

/s/ Thomas Kennedy	*	Trustee	December 3, 2021
Thomas Kennedy

/s/ Robert A. Lawrence	*	Trustee	December 3, 2021
Robert A. Lawrence

	*	Trustee
Joseph Mauriello

	*	Trustee
Cornelia M. Small

/s/ Garnett A. Smith	*	Trustee	December 3, 2021
Garnett A. Smith

/s/ David M. Thomas	*	Trustee	December 3, 2021
David M. Thomas

/s/ Susan Tomasky	*	Trustee	December 3, 2021
Susan Tomasky

/s/ Michael E. Wiley	*	Trustee	December 3, 2021
Michael E. Wiley

*	By:	/s/ Megan C. Johnson
Megan C. Johnson, pursuant to powers of attorney dated December 1, 2020 and January 1, 2021 and filed herewith.